ESOPUS CREEK MANAGEMENT
1325 Avenue of the Americas, Suite 2724
New York, New York 10019

HUTCH CAPITAL MANAGEMENT
8401 Patterson Avenue, Suite 202
Richmond, Virginia 23229

February 12, 2020

Phillip L. Gomez, Ph. D.
Chief Executive Officer
SIGA Technologies, Inc.
31 East 62nd Street
New York, New York 10065

Dear Phil:

Esopus Creek Management LLC (and its affiliates) and Hutch Capital Management LLC (and its affiliates) are the beneficial owners of approximately 8.5% of the outstanding shares of SIGA Technologies ("SIGA" or "Company"). As a group we are the largest non-insider shareholders of the Company and as you know have been supportive and constructive long-term shareholders of the Company for the last six years.

We are recommending that SIGA institute a formal capital allocation policy, more specifically that the Board of Directors authorize a ten percent stock repurchase plan, which would permit the Company to acquire shares in the open market from time to time.

We believe SIGA possesses large amounts of excess cash well beyond its working capital needs. We believe SIGA has a very healthy and enviable balance sheet with approximately $90 million in net cash, and another $90 million of cash coming in during 2020 under an option exercise to supply TPOXX to the strategic national stockpile (not counting the additional $470 million in revenue expected between 2021 to 2024 pursuant to the options contained in the 2018 contract.)

SIGA's shares now trade with a current market capitalization of approximately $365 million. We think, on a risk adjusted basis, the repurchase of SIGA's shares is the most valuable and prudent use of the Company's excess cash. On a 2020 pro forma basis, after accounting for the $180 million of net cash on the balance sheet, your remaining $470 million of future United States Government contract value is only being valued by the market at $185 million. This does not ascribe any value for future maintenance of the stockpile or any potential expansion of the stockpile, both of which we think is highly likely. Thus, we conclude that an active share repurchase program is in the best interests of all stockholders.

We think there is ample academic literature that supports the conclusion that firms that repurchase their shares when they are undervalued experience both better subsequent stock price performance, improvements in operational performance, and greater management accountability.

We believe that such a repurchase program would not only increase the long-term per-share value, but also discourage a would-be hostile acquirer from attempting to capture control of the Company for insufficient consideration. We note that there are two sizeable publicly traded firms, Bavarian Nordic A/S and Emergent Biosolutions Inc, which focus upon the biodefense market and sell smallpox related products into the strategic national stockpile. Both of these firms are rather acquisitive.

There is little doubt in our mind that these companies would see SIGA as a valuable and lucrative bolt-on acquisition, yet we have no desire to see such a deal today while the Company's shares trade at such a sharp discount to our estimate of the per share intrinsic value.

We also believe there are many more positive catalysts on the horizon for the Company, namely foreign procurement contacts, and a TPOXX label expansion for post-exposure prophylaxis ("PEP") use. As you know, the United States Government ("USG") has already expressed its view that it would like to acquire a smallpox antiviral for PEP purposes, and it is currently funding SIGA's research and development into PEP. We believe any PEP contract from the USG would be a material development for the Company and enormously accretive for shareholders.

We hope that you agree that our recommendations are both constructive and sensible and that if implemented, would immediately benefit all of SIGA's shareholders. We would like to schedule a mutually agreeable time to meet with you and your lead Director to discuss our views in greater detail. We look forward to hearing from you soon.

Most Sincerely,



Andrew L. Sole
Managing Member
Esopus Creek Management LLC



Paul Saunders, Jr.
Managing Member
Hutch Capital Management LLC